Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2011

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three month period ended March 31, 2011 and the audited financial statements for the year ended December 31, 2010 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated June 27, 2011 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and unless otherwise cited, references to dollar amounts are Canadian dollars. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Founded in 1968, Avino’s principal business activities are the exploration and development of mineral properties. The Company holds an 99.28% equity interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Property, located in the state of Durango, Mexico (“Avino Mine”). The Company also holds mineral claims in the Yukon and British Columbia, Canada.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6.  In November 2006, the Company’s listing on the TSX Ventures Exchange was elevated to Tier 1 status.

Overall Performance and Outlook

Avino Mine Property near Durango, Mexico

During the quarter, the Company provided progress reports and updates on a 10,000 tonne bulk sampling program at the newly developed San Gonzalo zone which was undertaken to firm up the grade and the metallurgy of the newly developed San Gonzalo deposit.  The sampling program also provides the concentrate material necessary for evaluation by the various smelters and trading companies and for on-site processing if deemed feasible. By April, Avino announced the sale of the first 200 tonnes of concentrate produced during the bulk sample.

In January, Avino also began a drill program that is expected to encompass over seven thousand meters through a planned 56 core holes.  The program is designed to both increase resources at San Gonzalo and explore new targets on other areas of the property.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2011

First Quarter Highlights

Underground Mining

Development for the extraction of the 10,000 tonne bulk sample was completed by the mining contractor (DMG) in early January 2011. The main stope 2-140 has approximately 6350 tonnes ready for drawdown and there were approximately 4700 tonnes on stockpile near the crushing plant. The smaller stope to the west where a cut and fill mining method is used has the potential for additional mill feed with further development. At that time the broken ore inventory would provide approximately 4 months of mill feed at the milling rate of 250 TPD. Plans are now in place to develop the zone to the east on level 2260 towards drill hole SG-07-33 for future mill feed.

Extraction of the bulk sample was completed in late March, at which time a team of mining engineers from Wardrop Engineering Ltd. (“Wardrop”) visited the San Gonzalo operations. The Company has commissioned Wardrop to review the San Gonzalo underground operation and establish a mine plan.

Avino is currently mining a new stope and two sets of back (ie roof) sample results have been received from Inspectorate Labs.  The values are as follows:

Assay Values (ppm)
		Width	Gold	Silver	Lead	Zinc	Copper
Line 2		1.15	0.977	423	1137	3928	509
Line 3		1.50	0.513	333	1471	4066	767
Line 4		1.40	0.828	402	1340	1931	522
	Average	1.35	0.754	383	1331	3289	609

Line 5		1.50	0.459	176	2612	2889	392
Line 6		1.00	0.219	91	3786	4630	513
Line 7		1.25	0.679	223	737	1341	131
Line 8		1.85	1.301	178	1188	1316	240
Line 9		1.80	0.904	274	2204	774	230
Line 10		2.35	1.551	392	2819	1238	397
	Average	1.63	0.968	244	2197	1782	313

II Line 1		2.60	0.778	165	1261	1483	135
II Line 2		2.00	0.518	238	1635	1830	222

II Line 3		2.10	1.692	536	2566	2875	276
Includes Sample 158328		0.5	3.156	1151.6	3914	6096	540

II Line 4		1.80	1.841	397	1051	601	374
Includes Sample 158332		0.6	3.384	761.2	2310	886	725

II Line 5		2.50	0.546	191	692	1981	356
	Average	2.20	1.026	293	1415	1780	267

The San Gonzalo vein in the new stope 2-200 shows strong values of gold, silver, lead and zinc over mineable widths.  These support the assays from the adjoining raise (L1 through L19) taken in meter intervals over a 19 meter length.  The average width was 1.23m, 2.071 g/t gold, 381 g/t silver, 5349 ppm lead, 1182 ppm zinc.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2011

Milling Operations

In November, following the processing of 17,500 tonnes of stockpiled ore left behind from previous mining of the ET zone, relining of the ball mill and the changeover of several conveyor belts in the crushing plant was undertaken.  Following the tune up, processing of the San Gonzalo development material began with a daily treatment rate of approximately 180 tonnes per day. This rate was maintained until the development material was finished in January 2011. During this period, a total of 5,896 tonnes of development ore was processed for the production of 192 tonnes of concentrate grading 11.54g/t gold, 3.617kg/t silver with minor amounts of copper, lead and zinc. Feed grade averaged 205g/t Ag and 0.78g/t Au.

As expected, milling of the 10,000 tonne San Gonzalo bulk sample was completed April 2. Avino is now evaluating results of the bulk sampling program; Wardrop will review these results and make proposals for entering commercial production. As released April 6, two hundred tonnes of bulk concentrate from the bulk sample have been shipped to MRI. A further approximate 4,000 tonnes have been mined from San Gonzalo; milling of which was completed in the second quarter. At the end of the quarter, the Company had approximately 270 tonnes of concentrate stockpiled and currently closer to 380 tonnes. Once milling of the current San Gonzalo ore is completed, the mill will process 17,000 tonnes of stockpiled copper, gold and silver ore from the main Avino vein.

Drilling

Following a complete overhaul of Avino's longyear 44 drill and a new drill contract for personnel and materials, Avino started its regional exploration drill program on January 27 and the first hole SG-11-01 was finished January 30. The program is expected to cover over seven thousand meters through 56 core holes.  The program is designed to both increase resources at San Gonzalo and explore new targets on other areas of the property.  The initial 11 holes were drilled at the South East end of San Gonzalo to guide in planning a new stope, 2-200, which is now being developed to the east of stope 2-140 between the 2260m and 2306m levels (for results of initial holes SG-11-01, 02 & 03 please see February 18, 2011 News Release). Some of the recent holes were located to define the south eastern end of the vein system and intersected narrow or low values.

From March 22 to 28, the Avino regional program drilled 5 holes on the Guadalupe vein (for locations please see website). These holes explored higher grade areas along the Guadalupe structure which had been identified by previous surface sampling programs and a coincident IP chargeability anomaly. Results from the first two holes are as follows:

Hole#	Bearing	Dip	From (m)	To (m)	Down Hole Intersection (m)	Gold (g/t)	Silver (g/t)	Copper (ppm)	Lead (ppm)	Zinc (ppm)
GPE-11-01	205	45	54.80	55.40	1.10	0.167	44.25	13700
GPE 11-02	207	43	52.40	56.00	3.10	0.80	47.70	2372	2959	1435

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2011

NI 43-101 Resource Calculation

An NI 43-101 inferred resource calculation for San Gonzalo, completed by Orequest Consultants in 2008, estimates that the zone contains 4.75 million ounces of silver and 37,300 ounces of gold, calculated as follows:

	Ag	Au	Zn	Pb
Tonnes	g/t	g/t	%	%
444,250	332	2.61	1.5	1.0

These figures were compiled from 2007 surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections.

Tailings Resource

In April 2011, Avino hired Wardrop to re-visit a 2006 scoping study that estimated a resource of 10 million + ounces of silver between the oxide and sulphide tailings left from previous mining. Current work is assessing the viability of a leaching operation using Continuous Vat Leach technology.

Eagle Property, Yukon Territory

The Eagle property, held 100% by Avino is located on the south slopes the prolific Galena Hill in the Keno City silver mining camp in north-central Yukon, 350 km north of Whitehorse.

From May 15 to September 17, 2009, six NTW diamond drill holes on the Eagle property totaling 1,897.1m were completed. The work program was successful in identifying strong silver-gold-indium enriched zinc and lead mineralization hosted in the Eagle vein fault, a known and proven host of significant intercepts of Pb-Zn-Ag mineralization, including a reported 7,624.9 g/t Ag, 1.2% Pb and 1.5% Zn over 0.15metres (hole E64-23). The 2009 work has also established that indium, used in plasma screens, is present in significant concentrations of up to 285.4 g/t indium (In) over 1.8m (Hole D09EE-11) in the sphalerite enriched Eagle vein.

In 2010 Avino commissioned Jean Pautler, a qualified person to review all historic data from previous work done on the property and make a recommendation for future work program.  Pautler’s recommendations are based on a property visit on June 28, 2008, previous experience in the Keno silver mining camp, a review of the historical data and a review of the 2009 work program carried out by Mega Precious Metals while the property was under option from Avino.

The assessment produced the following recommendation:  Ore shoots need to be delineated within the Eagle Vein. The best intercept to date is the 7625 g/t Ag, 1.2% Pb over a 1.2m interval from DDH 64-23 which was drilled in 1964. The best silver intersections in drilling occur within 125m of this intercept.   It is recommended to attempt to duplicate this hole and to drill systematic step outs from this intersection. In addition it was recommended to drill the exposed vein in trenching on the Alexandra, which may represent the strike extension of the Eagle Vein.  The Eagle Vein should be targeted at depth here in an attempt to intersect the vein within the favourable quartzite host. The depth extent of the Eagle Vein intersection in D09EE-10 should be targeted for the same reason.

Additional sampling of the 2009 drill core was also recommended due to incomplete sampling into the footwall.

Plans to carry out the recommendation are currently being reviewed.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2011

Outlook

Avino is uniquely situated among the many emerging producers in Mexico. Through its majority ownership in the Avino Mine, recovery plant and surrounding property holdings all may provide its shareholders to profit from the strong metal markets that the Company believes lay ahead. Avino remains committed to returning to profitable mining operations and are very excited about the opportunity to build this company into a significant producer of precious and base metals. Avino adheres to the highest standards of environmental responsibility, to supporting the local community with the highest standards of business practices and to the long-term success of its shareholders.

With prices for silver and gold remaining at historically high levels, the Company is working aggressively to capitalize on this trend by bringing the Avino property back into operation as quickly as possible. The company completed a 10,000 tonne bulk sample test in April 2011, and is confident about the prospect of bringing the San Gonzalo Zone into production full time. Avino is also undertaking a significant drill program to increase resources at San Gonzalo and explore new targets in other areas of the property. We plan to drill over seven thousand meters through 56 core holes in 2011.

Management remains focused on the following key objectives:

1. Commence commercial production at Son Gonzalo
2. Continue expanding the San Gonzalo resource
3. Expand resources, reserves and the mines output
4. Identify and explore new targets on Avino's property.
5. Update Scoping study on Tailings resource

Results of Operations

Three months ended March 31, 2011 compared with the three months ended March 31, 2010.

Operating and administrative expenses

Operating and administrative expenses were $1,976,517 for the three months ended March 31, 2011 as compared with of $140,384 for the three months ended March 31, 2010, an increase of $1,836,133. The large increase was primarily due to share-based payments which was an increase of $1,524,332 during the period. Other increases included $33,022 in depreciation, $61,028 in investor relations, $159,000 in management fees and $37,904 in office. Share-based payments increased as a result of a greater number of options granted during the period. Management fees were higher due to a one-time bonus paid to the CEO. Depreciation was recorded on equipment at the Mexican property and investor relations was higher with increased activity during the period.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2011

Loss for the period

The loss for the three months ended March 31, 2011 was $1,966,991 compared with a loss of $215,755 for the three months ended March 31, 2010, an increase of $1,751,236. The differences include an increase in general and administrative expenses of $1,836,133 as discussed above. This was offset by an increase in interest income of $35,098 and a lower loss on foreign exchange of $49,799. Interest income was $38,505 in the current period compared to $3,407 in the prior year. Foreign exchange was a loss of $28,979 as compared to a gain of $78,778 in the prior year.

Summary of Quarterly Results

	2011	2010	2010	2010	2010	2009	2009	2009
Period ended	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2
Gain (Loss) for the period	$(1,966,991)	$(760,089)	$(366,972)	$(144,522)	$(215,755)	$(716,898)	$(41,545)	$(118,778)
Loss per share	(0.07)	(0.03)	(0.02)	(0.01)	(0.01)	(0.03)	(0.00)	(0.01)
Total assets	26,554,565	26,578,517	18,953,716	18,957,064	19,100,568	19,206,278	20,106,051	19,934,900

(1)	Information for 2009 is presented in accordance with Canadian GAAP and has not been restated in accordance with IFRS

Quarterly results often fluctuate with changes in non-cash items such as share-based payments, future income tax and foreign exchange variances. The higher cost in the current quarter related to share-based payments associated with the granting of stock options. The lower loss in the third quarter of fiscal 2009 was a result of the recovery of the Mexican Value-Added-Tax. While in the fourth quarter of 2009, the Company incurred a write down on British Columbia mineral properties of $608,118.

Liquidity and Capital Resources

During the period ended March 31, 2011, the Company incurred expenditures that increased its mineral property carrying value on its Mexican properties by $651,530 and capital assets by $86,134. At this time the Company has no operating revenues but earned interest income of $38,505 during the three months ended March 31, 2011. As the Company’s cash and cash equivalents will continue to be drawn down by operations therefore interest income is expected to decrease in future periods.

At March 31, 2011, the Company had working capital of $8,101,234 and cash equivalents of $8,205,694. The Company is continuing its exploration program and drilling program in Mexico. The Company has no immediate plans for the British Columbia properties at this time.

The Company continues in the exploration stage until such time that the Avino Mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino Mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs is dependent upon the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2011

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2011 and 2010 are as follows:

	March 31, 2011	March 31, 2010
Salaries and benefits	$204,200	$44,783
Stock‐based compensation	1,279,800	36,750
	$484,000	$81,533

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”); the transactions with Oniva during the period are summarized below:

	March 31 ,2011	March 31, 2010

Salaries and benefits	$34,120	$24,191
Office and miscellaneous	24,257	14,491

	$58,377	$38,681

The amounts due to related parties consist of $142,471 (December 31, 2010 - $153,289) due to Oniva; $12,268 (December 31, 2010 - $10,500) due to Directors for Directors fees; $4,334 (December 31, 2010 - $789) due to a Director for geological services; and $Nil (December 31, 2010 - $4,687) due to a private company controlled by a Director for an expense reimbursement.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Transition to International Financial Reporting Standards

On January 1, 2011, the Canadian Accounting Standards Board (“AcSB”) replaced Canadian GAAP with International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises, with a transition date of January 1, 2010. IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”) and are comprised of IFRSs, International Accounting Standards (“IAS”s) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”s).

The Company has prepared its March 31, 2011 interim consolidated financial statements in accordance with IFRS, with an effective transition date of January 1, 2010, including IFRS 1 “First-time adoption of international financial reporting standards” and IAS 34, “Interim financial reporting”.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2011

The Company’s IFRS accounting policies are disclosed in Note 3 to the condensed interim consolidated financial statements. Reconciliations between the Company’s financial statements as previously reported under Canadian GAAP and current reporting under IFRS is detailed in Note 18 of the condensed interim consolidated financial statements. Following is a summary of the differences between Canadian GAAP and IFRS:

(a)
IFRS requires each entity consolidated within the financial statements to assess its functional currency. It was determined that the functional currency of the Parent Company is Canadian Dollars, which is consistent with its functional currency under Canadian GAAP. However, it was determined that the functional currency of the Company’s Mexican subsidiaries, which was Canadian Dollars under Canadian GAAP, to be United States Dollars under IFRS.

In contrast to Canadian GAAP, in which an integrated foreign operation’s non-monetary assets are translated at historical rates, IFRS requires that where an entity’s presentation currency differs from its functional currency, the financial position of the entity be translated into the presentation currency at the closing rate on the date of the statement of financial position. In addition, all exchange differences arising on the translation from functional to presentation currency are recognized in other comprehensive income.

In accordance with IFRS 1, the Company elected to deem all foreign currency translation differences that arose prior to the date of transition to be nil at that date. However, several adjustments were required to effect the translation of the subsidiaries’ financial position at the exchange rates on the date of the statements of financial position, and translation of the statements of operations and cash flow from the functional to presentation currency.

(b)
IFRS requires an entity to present, for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “contributed surplus” account and concluded that as at the January 1, 2010 transition date and the comparative dates of March 31, 2010 and December 31, 2010, part of the contributed surplus relates to “Equity settled employee benefit reserve” and part to “Reserves for warrants”.

IFRS also permits a transfer of reserves arising from share-based transactions, within equity. At January 1, 2010 $973,127 of total reserves related to options and no longer outstanding and was therefore transferred to Retained earnings/(Deficit), in order that the balance of “Equity settled employee benefit reserve” and “Reserves for warrants” reflected only the fair value of options and warrants outstanding on that date. During the year ended December 31, 2010, some options and warrants outstanding at January 1, 2010 were canceled, and therefore a further transfer, of the fair value attributed to these cancelled options, was made to Retained earnings/(Deficit), during the three months ended March 31, 2011 $nil and the year ended December 31, 2010 ($3,779,249).

(c)
Previously, under Canadian GAAP, the Company used the straight-line method of calculating vested options and the share-based compensation arising therefrom. Under this method, the fair value of share-based awards with vesting conditions was calculated as one grant and the resulting fair value was recognized on a straight line basis over the vesting period.

However, IFRS requires that each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is recognized over the vesting period of the respective tranches.

As all options outstanding at January 1, 2010 were vested, no adjustment was required at this date. However, adjustments were required for the options granted and the share-based compensation recognized during the year ended December 31, 2010.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2011

(d)
The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency. Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability. The Company set up a deferred tax liability with a corresponding charge to deficit account in the amount of $355,369 at January 1, 2010 plus subsequent changes thereto. Under IFRSs all deferred income tax liabilities are considered as non-current irrespective of the classification of the underlying assets and liabilities, or the expected reversal of the temporary difference.

The IASB continues to amend and add to its current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies adopted by the Company for the Company’s first IFRS consolidated financial statements for the year ended December 31, 2011 may differ from the significant accounting policies used in the preparation of the Company’s interim consolidated financial statements as at and for the three months ended March 31, 2011.

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 26,872,227 were outstanding as at March 31, 2011 and 26,888,727 as at June 27, 2011.

The following are details of outstanding share options as at March 31, 2011 and June 27, 2011:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Mar 31/11)	Number of Shares Remaining Subject to Options (Jun 27/11)
April 26, 2011	$3.99	60,000	-
April 26, 2011	$0.75	10,000	-
February 27, 2013	$1.65	10,000	10,000
February 27, 2013	$0.75	295,000	295,000
September 22, 2014	$0.75	65,000	65,000
January 14, 2015	$0.81	60,000	60,000
September 10, 2015	$1.05	370,000	353,500
December 9, 2013	$2.00	20,000	20,000
January 18, 2016	$2.30	1,010,000	1,010,000
		1,900,000	1,813,500

The following are details of outstanding warrants as at March 31, 2011 and June 27, 2011:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Mar 31/11)	Number of Underlying Shares (Jun 27/11)
November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,700,000	2,700,000
Total:		5,100,000	5,100,000

The following are details of outstanding compensation warrants as at March 31, 2011 and June 27, 2011:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Mar 31/11)	Number of Underlying Shares (Jun 27/11)
December 22, 2013	$2.50	111,000	111,000
Total:		111,000	111,000

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2011

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. Either party may terminate the agreement with one-month notice. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment at the mine site.

The Company has commitments in respect of these lease agreements as follows:

	March 31, 2011	December 31, 2010
Not later than one year	$512,205	$659,037
Later than one year and no later than five years	976.519	977,331
Later than 5 years	103,909	13,909
	$1,592,633	$1,740,277

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at March 31, 2011 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at March 31, 2011 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2011

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and
b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the period ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of June 27, 2011. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.